VIA EDGAR

May 9, 2016

Kathy Churko

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: JPMorgan Trust I — Securities Act File No. 333-103022; Investment Company Act File No. 811-21295; JPMorgan Trust II — Securities Act File No. 2-95973; Investment Company Act File No. 811-4236; JPMorgan Trust III — Securities Act File No. 333-192502; Investment Company Act File No. 811-22915; JPMorgan Insurance Trust — Securities Act Registration No. 33-66080; Investment Company Act Registration No. 811-7874

Dear Ms. Churko:

This letter is in response to the comments you provided with respect to the financial statements for (1) JPMorgan Trust I and JPMorgan Trust II for fiscal years ended June 30, 2015, October 31, 2015, and February 28, 2015; (2) JPMorgan Trust III for the fiscal year ended October 31, 2015, and (3) JPMorgan Insurance Trust for December 31, 2014 (collectively the “Trusts”).

1.	Comment: The JPMorgan Corporate Bond Fund was included in the Form N-CSR but the series identifier was not included in the filing.

Response: The series identifier for the JPMorgan Corporate Bond Fund was inadvertently excluded from the February 28, 2015 Form N-CSR filing header, although the Fund was included within the body of the filing. As part of our ongoing process, we will review such filings to ensure that the appropriate series identifiers are included.

2.	Comment: By way of examples, footnote 1 to the fee table in the prospectus for the JPMorgan Large Cap Value Fund, JPMorgan Disciplined Equity Fund, JPMorgan Asia Pacific Fund, and JPMorgan Hedged Equity Fund provides as follows:

Footnote 1: Remainder of Other Expenses have been calculated based on the actual expenses incurred in the most recent fiscal year, except that these expenses have been adjusted to reflect a reallocation of sub-transfer agency and transfer agency expenses among the classes as if they had been in effect during the most recent fiscal year.

Please explain why Sub-Transfer Agency Fees and Transfer Agency Fees were reallocated, if the reallocation was the reason the numbers do not match the financial highlights and if not, why they do not match.

Response: Sub-Transfer Agency and Transfer Agency Fees were not reallocated after they were initially accrued but rather the budgeting methodology for these fees was changed during the fiscal year to allocate certain fees at the share class level that formerly were allocated at the Fund level.

The methodology was changed in conjunction with a corresponding change to the Funds’ Rule 18f-3 plan.

The financial highlights reflect both the previous and current methodology. We determined that the prospectus fee table should present only the current methodology as it is a better indication of the expenses that each class of a Fund expects to incur on a go forward basis and complies with Instruction 3(d)(ii) to Item 3 of Form N-1A.

3.	Comment: In the Average Annual Total Return chart in the annual report, for any fund that has Class A and Class C shares, the return that includes sales load should be disclosed first.

Response: The order will be revised in accordance with the comment beginning with shareholder reports for fiscal periods ended February 29, 2016.

4.	Comment: In the fair value section that includes quantitative information about Level 3 fair valuation, the JPMorgan Diversified Fund’s constant prepayment rate (“CPR”) seems wide. Please explain why the range is wide and how the Fund arrived at the weighted average for calculating the CPR.

Response: IDC, the JPMorgan Funds’ independent pricing service, determines CPRs based on IDC’s assumptions on the underlying collateral for each commercial mortgage-backed security. This rate is an unobservable input used in IDC’s model to value each individual commercial mortgage-backed security. Since the CPR is determined at the individual security level, the range may be wide across the commercial mortgage-backed securities that each Fund holds. The range and weighted average of unobservable inputs used in a fair value measurement is required to be disclosed at the aggregate asset class level under Accounting Standard Update 2011-4 (“Fair Value Measurements”). The weighted average is calculated as the total of each individual security’s fair value percentage of the total asset class value multiplied by the CPR. The weighted average for the JPMorgan Diversified Fund represents four securities with a wide range of CPRs.

5.	Comment: The financial highlights for certain funds reflect interest expense, but interest expense does not appear as a separate line item in the fee table in the prospectuses.

Response: Historically, the Funds have not shown “Interest expense” as a separate line item within the expense table in the Funds’ prospectus. Any interest expense that is noted in the financial highlights is reflected in the Prospectus Fee Table in the line item “Remainder of other expenses.” Because the Funds have flexibility to show interest expense as a separate line item under Instruction (3)(c)(iii) to Item 3 of Form N-1A, the Funds have chosen to include the interest expense in “Remainder of Other Expenses” for simplicity of presentation consistent with plain English principles and Instruction 3(c)(i) to Item 3 of Form N-1A.

6.	Comment: In the fair value hierarchy table for the JPMorgan SmartRetirement Funds and JPMorgan SmartAllocation Equity Fund, the staff would expect that the fair value hierarchy table should be broken into the same classifications included in the Schedule of Investments if a Fund has securities in more than one level in the classifications. See Section 7.89 of the May 1, 2015 AICPA Audit and Accounting Guide for Investment Companies (“Audit Guide”). This comment also applies to Form N-Q filings.

Response: JPMorgan Funds’ practice is if a Fund has the majority of securities in Level 1 and only minimal securities in Level 2, the Fund will not break out the Fair Value Hierarchy into the Schedule of Investment (“SOI”) classifications. Rather, the Funds include a footnote to the classification table that refers the reader to the SOI for the Level 1 securities industry classification and describes what is in the Level 2 bucket. We believe this presentation complies with the guidance provided in Section 7.89 of the Audit Guide, which acknowledges the need to apply professional judgement and thereby implies more than one approach might be reasonable. In addition, we believe including the SOI classification in the hierarchy table would create lengthy and complex disclosure given the number of securities in the Level 1 classification.

7.	Comment: The Schedule of Investments for the JPMorgan Emerging Markets Local Currency Debt Fund reflects that the Fund invested 35% in an affiliated money market fund denominated in U.S. Dollars. Explain how this investment is consistent with the Fund’s 80% policy and investment strategies.

Response: The affiliated money market fund includes cash collateral held to support the Fund’s derivative positions. As reflected in the Fund’s prospectus, the Fund includes derivatives in its 80% test. Specifically, the prospectus provides as follows:

Under normal circumstances, the Fund invests at least 80% of its Assets in debt securities of issuers located in or tied economically to emerging markets that are denominated in emerging markets currencies (Local Currency Debt Securities) or in derivatives or other instruments that are used as substitutes for Local Currency Debt Securities.

As a result, the Fund was in compliance with its 80% test due to its investments in derivatives or other instruments that were used as substitutes for Local Currency Debt Securities.

8.	Comment: The financial highlights for JPMorgan Emerging Markets Local Currency Debt Fund reflects that the Fund had a distribution to shareholders that was a return of capital. Please confirm that the Fund complied with the notice requirements of Rule 19a-1.

Response: We believe that the Fund was in compliance with Section 19(a) and Rule 19a-1. A Section 19(a) notice is required to be provided to shareholders if, based on estimates of the accounting books and records of the Fund, a distribution will be made from any source other than the Fund’s net income.

With regard to the JPMorgan Emerging Markets Local Currency Debt Fund, the return of capital amount noted on the Statement of Changes and Financial Highlights reflected tax adjustments made at fiscal year-end which changed the characterization of the distribution to a tax basis return of capital.

9.	Comment: The footnotes to the fair value hierarchy table for the JPMorgan International Equity Fund disclose that the transfer between levels 1 and 2 resulted from the application of fair value factors in some instances and from not applying fair value factors in other instances. Please explain why the fair value factors are not applied to all securities.

Response: Under the JPMorgan Funds Valuation Policy, the values of all non-North American, Central American, South American and Caribbean equities and investments with equity related reference obligations (“non-Western Hemisphere Equity Instruments”) are adjusted (fair valued) each day by applying a fair value factor provided by a pricing service. The Fund applies the factors, on a security by security basis, to non-Western Hemisphere Equity Instruments when the pricing service has a confidence interval meeting an established threshold. If the pricing service’s confidence interval is less than the established threshold, the fair value factor is not applied to the investment.

10.	Comment: For the JPMorgan Research Equity Long Short Fund (“Research Equity Long Short Fund”), please explain the reason why the primary benchmark for the Fund is the BOA/ML 3-month U.S. Treasury Bill Index (“Treasury Bill Index”) rather than the S&P 500 Index (“S&P 500”) given the name of the Fund and its investment objective. The JPMorgan Opportunistic Equity Long Short Fund (“Opportunistic Equity Long Short Fund”) uses the S&P 500 as the primary benchmark although it has a similar strategy as the Research Equity Long Short Fund.

Response: We believe that the Treasury Bill Index is an appropriate index for performance comparison purposes. As disclosed in the Fund Summary for the Research Equity Long Short Fund, the Fund’s net equity market exposure will typically range from 20-30%. In addition, the Fund may hold a substantial portion of its total assets in cash when it holds significant short positions, which is part of its long short principal strategy. The investment strategies of the two Funds are not identical. For example, the Fund Summary for the Opportunistic Equity Long Short Fund discloses that the Fund attempts to have lower volatility than the S&P 500 whereas the Research Equity Long/Short Fund does not employ this as a principal strategy. Please note, however, that both indices are presented to assist investors in Management’s Discussion of Fund Performance.

11.	Comment: In the fair value section that includes quantitative information about Level 3 fair valuation for the JPMorgan Insurance Trust Core Bond Portfolio, the prepayment rate for Asset-Backed Securities seems wide. Please how explain why the range is wide and how the Fund arrived at the weighted average for calculating the constant prepayment rate (“CPR”).

Response: IDC, the JPMorgan Funds’ independent pricing service, determines CPRs based on assumptions on each asset-backed security’s underlying collateral. This rate is an unobservable input used in the Pricing Service’s model to value each individual asset-backed security. Since the CPR is determined at the individual security level, the range may be wide across all the asset-backed securities that each Fund holds. The range and weighted average of unobservable inputs used in a fair value measurement is required to be disclosed at the aggregate asset class level under Accounting Standard Update 2011-4 (“Fair Value Measurements”). The weighted average is calculated as the total of each individual security’s fair value percentage of the total asset class value multiplied by the CPR. The weighted average for the JPMorgan Insurance Trust Core Bond Portfolio represents sixteen securities with a wide range of CPRs.

In connection with your review of the shareholder reports, the undersigned hereby acknowledges on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

If you have any questions regarding the foregoing, please call me at (212) 270-6384.

Very truly yours,

/s/ Laura Del Prato

Laura Del Prato
Treasurer